UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☐

On May 20, 2021, LAVA Therapeutics N.V. issued its Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three Months Ended March 31, 2021 and associated Management’s Discussion and Analysis of Financial Condition and Results of Operations, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K, and an associated press release, a copy of which is furnished as Exhibit 99.3 to this Form 6-K.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 hereto are hereby expressly incorporated by reference into the registrant’s Registration Statement on Form S-8 File No. 333-242795 and to be a part thereof from the date on which this Report is filed to the extent not superseded by documents or reports subsequently filed with the Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three Months Ended March 31, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three Months Ended March 31, 2021
99.3	Press Release dated May 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: May 20, 2021By:/s/ Stephen Hurly

Stephen Hurly

Chief Executive Officer